SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 18, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the press release issued by i-CABLE on May 17, 2007 regarding the retirement of Mr. Fa Kuang HU as an Independent Non-executive Director as of May 17, 2007, and the appointment by the board of directors of Mr. Patrick Yung Wei WU as an Independent Non-executive Director to fill this vacancy, such appointment being effective on May 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: May 18, 2007

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

CHANGES IN DIRECTORATE

i-CABLE Communications Limited (the “Company”; together with its subsidiaries, the “Group”) announces that Mr. Fa Kuang HU (“Mr. Hu”), an Independent Non-executive Director (“INED”) of the Company, ceased to be a Director of the Company upon his retirement from the board of Directors of the Company (the “Board”) at the conclusion of the Company’s Annual General Meeting (“AGM”) held on 17th May, 2007. To fill the vacancy which arose upon Mr. Hu’s retirement at the AGM, the Board has approved the appointment of Mr. Patrick Yung Wei WU (“Mr. Wu”) as a Director, such appointment has become effective at the time of conclusion of the AGM held on 17th May, 2007. Mr. Wu is an INED of the Company upon his appointment.

Mr. Hu, having turned 83 years of age, has decided to retire from the Board due to age reasons. The Board wishes to express its appreciation for Mr. Hu’s valuable contribution during his tenure of office as a Director of the Company. Mr. Hu has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his retirement.

Mr. Wu, aged 54, is a vice president of American Appraisal Associates, Inc. (“AAA”) and the president & managing director of American Appraisal China Limited, AAA’s key operation in Asia. Mr. Wu has worked both in industry as a senior executive with extensive management experience and in private practice as a lawyer. Prior to joining AAA, he was a partner of an international law firm with particular responsibility for China trade advice. Mr. Wu was educated in Hong Kong and the United Kingdom. He graduated from the University of London in 1974 with a Bachelor’s Degree in Science, and obtained his Master of Business Administration Degree from the Cass Business School, City University in London in 1976. Mr. Wu is also an active member of various professional organisations, chambers of commerce and the business community in Hong Kong.

Mr. Wu does not have any relationship with any Directors, senior management or any substantial or controlling shareholders of the Company. He does not at present, nor did he in the past three years, hold any directorship in any listed public company. Mr. Wu does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in any securities of the Company. There exists no service contract between Mr. Wu and the Group and therefore no emolument will be payable to Mr. Wu by the Group apart from certain fees (including director’s fee which is currently payable to each Director of the Company at the rate of HK$50,000 per annum) payable by the Company at such rate(s) which is/are in line with that payable to other Directors, including INEDs of the Company. In relation to the appointment of Mr. Wu as a Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company. In accordance with the provisions of the Company’s articles of association, Mr. Wu will hold office until he retires from the Board at the Annual General Meeting of the Company to be held in 2008.

After the abovementioned board changes, the Board comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

For i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 17th May, 2007

“Please also refer to the published version of this announcement in The Standard and Hong Kong Economic Journal both as of 18th May, 2007.”